

Mail Stop 4631

October 3, 2017

Silong Chen
Chief Executive Officer
Dogness (International) Corporation
Tongsha Industrial Estate, East District
Dongguan, Guangdong
People's Republic of China 523217

> **Re:** **Dogness (International) Corporation**
> **Registration Statement on Form F-1**
> **Filed September 20, 2017**
> **File No. 333-220547**

Dear Mr. Chen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Operating and Financial Review and Prospects, page 45

1. Your disclosure of net cash provided by operating activities for the year ended June 30, 2016 discusses a decrease in accounts receivable and an increase in inventory. Based on your statement of cash flows, it appears that accounts receivable actually increased and inventory actually decreased during the year ended June 30, 2016. Please clarify or revise your disclosures accordingly.

Recently Issued Accounting Pronouncements, page 58

2. Given that the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017, it is not clear why you have disclosed that this

guidance will be effective for your fiscal year beginning October 1, 2018 rather than July 1, 2018. Please clarify or revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

Cc: Anthony W. Basch, Esq.
       Yunhao Chen